21860 Burbank Boulevard, Suite 300 South Woodland Hills, CA 91367 Tel: (818) 884-3737 www.brileyfin.com

VIA EDGAR AND EMAIL

June 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mara L. Ransom, Ms. Lisa Kohl and Mr. Scott Anderegg

Re:	B. Riley Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-203534
Request for Acceleration

Dear Ms. Ransom, Ms. Kohl and Mr. Anderegg:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, B. Riley Financial, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Time on July 2, 2015, or as soon thereafter as possible.

The Company hereby acknowledges that:

  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Stanton of Morrison & Foerster LLP at (858) 720-5141 should you have any questions or require additional information regarding this request.

Very truly yours,

B. RILEY FINANCIAL, INC.

/s/ Phillip Ahn

Name: Phillip Ahn

Title:   Chief Financial Officer

cc: Morrison & Foerster LLP